

Mail Stop 4561

November 21, 2017

Mr. Tan Chee Hong
Chief Executive Officer
Inbit Corp.
L9-02, Level 9, Brem Mall
Jalan Jambu Mawar, Off Jalan Kepong
52000 Kuala Lumpur, Malaysia

     Re: Inbit Corp.
           Form 10-K & Form 10-K/A for the Fiscal Year Ended December 31, 2016
           Filed March 27, 2017 & November 13, 2017, respectively
           File No. 333-209497

Dear Mr. Tan Chee Hong:

     We have reviewed your November 13, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing your response to this comment, we may have additional comments.

Report of Independent Registered Public Accounting Firm, page F-1

1.   As previously requested, please amend your Form 10-K to include the opinion of Gillespie & Associates for the December 31, 2015 audited financial statements. Also, to the extent that the financial statements for the period from inception to December 31, 2016 have been audited, please revise the opinion of Weld Asia Associates to indicate as such or clearly label this information as unaudited

You may contact Megan Akst, Senior Staff Accountant at (202) 551-3407 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services